pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Comments on Recent Market Volatility

Vancouver BC,  March 9, 2020:  Pacific Booker Minerals Inc. is advising that the recent volatility in our market activity may be in response to a question asked by Dr. Andrew Weaver, MLA, during Question Period in the Legislative Assembly of British Columbia on March 5th.

Dr. Weaver asked Bruce Ralston, the Minister of Energy, Mines and Petroleum Resources, about the regulatory inconsistencies facing the Morrison mine project.  The video and text of that exchange is posted on Dr. Weaver’s webpage at:

http://www.andrewweavermla.ca/2020/03/05/exploring-regulatory-inconsistencies-facing-pacific-bookers-morrison-project/#prettyPhoto

Prior to his election, Dr. Weaver served as Canada Research Chair in climate modelling and analysis in the School of Earth and Ocean Sciences at the University of Victoria.  He has been a Lead Author on the 2nd, 3rd, 4th and 5th Intergovernmental Panel on Climate Change’s scientific assessments and has authored or coauthored over 200 peer-reviewed, scientific papers and was the Chief Editor of the Journal of Climate from 2005-2009.

The Company would like to express our appreciation to Dr. Weaver for bringing this matter to the attention of the House and Mr. Ralston and our hope that his intent to explore this further in the coming weeks brings a resolution to the issue.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.